

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2010

Jesper Brandgaard
Executive Vice President and
Chief Financial Officer
Novo Nordisk A/S
Novo Alle 1
DK-2880 Bagsvaerd
Denmark

    Re: **Novo Nordisk A/S**
          Form 20-F for the Fiscal Year Ended December 31, 2009
          Filed January 11, 2010
          File Number: 333-82318

Dear Mr. Brandgaard:

     We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               Joel Parker
               Accounting Branch Chief